Filed Pursuant to Rule 424(b)(7)
Registration Statement No. 333-130480

PROSPECTUS SUPPLEMENT No. 3

(To prospectus dated December 19, 2005,

as supplemented by the Prospectus Supplements

dated January 11, 2008 and February 8, 2008)

7,246,375 Shares

Sunstone Hotel Investors, Inc.

Common Stock

This prospectus supplement no. 3 supplements and amends the prospectus dated December 19, 2005 (as supplemented by the prospectus supplements dated January 11, 2008 and February 8, 2008) relating to the resale from time to time of shares of our common stock that we may issue to holders named in the prospectus supplements dated January 11, 2008 and February 8, 2008 and in this prospectus supplement upon exchange of our 4.60% Exchangeable Senior Notes due 2027, or the notes, issued by Sunstone Hotel Partnership, LLC, our operating partnership.

This prospectus supplement should be read in conjunction with and accompanied by, and is qualified by reference to, the prospectus dated December 19, 2005 and the prospectus supplements dated January 11, 2008 and February 8, 2008, except to the extent that the information presented herein supersedes any information contained in those documents. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated December 19, 2005 and the prospectus supplements dated January 11, 2008 and February 8, 2008, including any amendments or supplements thereto.

Our common stock currently trades on the New York Stock Exchange under the symbol “SHO.” On April 18, 2008, the last reported sale price of our common stock was $18.04 per share. Shares of our common stock are subject to ownership and transfer limitations that must be applied to maintain our status as a real estate investment trust.

See “Risk Factors” on page S-3 of the prospectus supplement dated January 11, 2008 to obtain information about where to read certain factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission, or the SEC, nor any other state or federal regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is April 21, 2008

SELLING STOCKHOLDER

The information appearing in the table below with respect to the selling stockholder named therein supplements the information with respect to such selling stockholder in the table appearing under the heading “Name of Selling Stockholder” in the prospectus supplement dated January 11, 2008.

The following table sets forth information, as of April 18, 2008, with respect to the selling stockholder and the number of common shares that would become beneficially owned by the selling stockholder should we issue shares of common stock to the selling stockholder which may be offered pursuant to this prospectus supplement upon the exchange of the notes to the selling stockholder. The information in the table is based on information provided by or on behalf of the selling stockholder. The selling stockholder may offer all, some or none of the shares of common stock which we may issue upon the exchange of the notes. In addition, the selling stockholder identified below may have sold, transferred or otherwise disposed of all or a portion of its notes or common stock since the date on which it provided the information regarding its notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act.

The number of shares of our common stock issuable upon the exchange of the notes shown in the table below assumes exchange of the full amount of notes held by the selling stockholder at the initial exchange rate of 28.9855 shares of our common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional share, even though, pursuant to the terms of the notes, upon exchange of the notes, we will deliver, at our option, either cash, shares of our common stock or a combination of cash and shares of our common stock. The exchange rate is subject to adjustment in certain events. Accordingly, the number of shares of our common stock issued upon the exchange of the notes may increase or decrease from time to time. The number of shares of our common stock owned by the selling stockholder or any future transferee from such holder assumes that it does not beneficially own any shares of our common stock other than the shares of our common stock that we may issue to it upon the exchange of the notes.

Based upon information provided by the selling stockholder, neither the selling stockholder listed in the table below nor any of its affiliates, officers, directors or principal equity holders has held any positions or office or has had any material relationship with us within the past three years.

SHARES OF COMMON STOCK REGISTERED FOR RESALE

	Number of Shares Beneficially Owned Prior to Offering		Number of Shares Offered Hereby(3)	Number of Shares Beneficially Owned After Offering
Name of Selling Stockholder	Number(1)	Percent(2)		Number	Percent(4)
Caisse de dépôt et placement du Québec	368,405	*	368,405	0	*

*	Denotes less than 1%

(1)	This includes shares of our common stock issuable upon the exchange of the notes and shares held by the selling stockholder prior to exchange of any notes.

(2)	This is calculated based on Rule 13d-3(d)(i) under the Exchange Act, using 58,729,452 shares of our common stock outstanding on April 18, 2008. In calculating this amount, we treated as outstanding the number of shares of our common stock issuable upon exchange of the holder’s notes. However, we did not assume exchange of any other holder’s notes.

(3)	The number of shares in the column “Number of Shares Offered Hereby” represents all of the shares of common stock that the selling stockholder may offer under this prospectus supplement. The resale shares may be offered from time to time by the selling stockholder.

(4)	This is based on 58,729,452 shares of our common stock outstanding on April 18, 2008, and assumes that the selling stockholder sells all of the resale shares offered pursuant to this prospectus supplement.

7,246,375 Shares

Sunstone Hotel Investors, Inc.

Common Stock

Prospectus Supplement

April 21, 2008